BRONX VENTURES INC.

FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2006

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

(These interim financial statements have not been reviewed by the Company’s Auditor)

	March 31	December 31
	2006	2005
	(unaudited)	(audited)
Assets
Current
Cash and term deposits	$22,078	$177,892
Accounts Receivable	26,591	15,358
Marketable securities (note 5)	389,943	301,095
Receivable from related parties (note 8)	98,011	61,098
Cash held on behalf of related party (note 8)	1,166	1,218

Total Current Assets	537,789	556,661
Mineral Property – Extra High (note 7)	323,246	291,339
Furniture and equipment (note 6)	4,117	4,492

Total Assets	$865,152	$852,492

Liabilities
Current
Accounts payable and accruals	$25,193	$23,628
Payable to related parties (note 8)	—	8,509
Cash held on behalf of related party (note 8)	1,166	1,218

Total Liabilities	26,359	33,355

Shareholders’ Equity
Capital Stock (note 9)	$22,680,846	$22,680,846
Contributed Surplus	213,850	213,850
Deficit	(22,055,903)	(22,075,559)

Total Shareholders’ Equity	838,793	819,137

Total Liabilities and Shareholders’ Equity	865,152	852,492

Commitments and Subsequent events (notes 10 & 12)

On behalf of the Board,

“Bedo H. Kalpakian”	“J. Wayne Murton”

Director	Director

See notes to financial statements

Three Months Ended
	March 31
	2006		2005
Income
Revenue		$146,304		$102,360
Interest		21		588

		146,325		102,948
Expenses
Amortization		375		795
Finance, interest and foreign exchange		669		11,414
Legal, accounting and audit		3,803		1,000
Management fees		90,000		60,000
Commission fees		55		1,190
Professional and Consulting Fees		1,050		—
Regulatory and transfer fees		1,098		15,017
Rent		1,500		2,835
Office and Miscellaneous		490		—
Salaries and benefits		17,855		41,420
Shareholder communication		933		4,043
Travel, meals and entertainment		1,139		—
Telephone		1,797		2,616
Directors’ fees		7,503		—

		128,267		140,330

Gain/(loss) before other items		18,058		(37,382)
Other items
Gain (loss) on sale of marketable securities		1,598		219,089
Net gain (loss) for the period		19,656		181,707

Deficit, beginning of period		(22,075,559)		(22,369,579)

Deficit, end of period		(22,055,903)		(22,187,872)

Weighted average number of shares		378,211		340,711

Basic net earnings (loss) per	$		$
common share		0.05		0.53

See notes to financial statements

	Three Months Ended
	March 31
	2006	2005
Cash provided by (used for)
Operating
Net (loss)/profit	$19,656	$181,707
Amortization	375	795

	20,031	182,502
Change in non-cash operating		—
working capital		—
Receivables	(11,233)	(5,495)
Receivables from related parties	(36,913)	223,177
Payables and accruals	1,565	(3,135)
Payable to related parties	(8,509)	(57,673)
	(55,090)	156,874

	(35,059)	339,376

Investing
Mineral Property – Extra High	(31,907)	(34,588)
Marketable Securities	1,152	(67,268)
Purchase of Marketable Securities	(90,000)	—
	(120,755)	(101,856)

Financing
Issuance of common shares	—	—
Subscription shares	—	—

	(120,755)	(101,856)

Increase (decrease) in cash and cash equivalents	(155,814)	237,520
Cash and cash equivalents, beginning of period	177,892	18,530

Cash and cash equivalents, end of period	$22,078	$256,050

See notes to financial statements

1. Nature of Operations

Bronx Ventures Inc., (the “Company” or “Bronx”) was incorporated on August 24, 1984 in the Province of British Columbia. The principal business of the Company is the exploration and development of natural resource properties. The Company has interests in the Extra High Mineral Property located in British Columbia and Lithium mineral properties located in Ontario.

The Company also has an investment in software for online gaming and investments in the securities of public companies. The Company’s revenues are derived from its investment in the online gaming software.

The Company’s common shares trade on the OTC Bulletin Board in the USA under the trading symbol “BRXVF”.

As of January 17, 2005, Lucky 1 Enterprises Inc. changed its name to Bronx Ventures Inc., its capital stock has been consolidated on the basis of 35 (old) common shares for 1 (new) common share and its authorized capital stock has been increased to an unlimited number of common shares and an unlimited number of preferred shares, in each case without nominal or par value.

Effective at the opening of business on January 24, 2005, the common shares of Lucky 1 Enterprises Inc. were de-listed from trading on the OTC Bulletin Board in the USA and the common shares of Bronx Ventures Inc. commenced trading on the OTC Bulletin Board under the trading symbol “BRXVF”.

2. Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a “going-concern”, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Prior to the Company’s 2005 fiscal year, the Company incurred significant operating losses and had working capital deficiencies in previous fiscal years. Management’s efforts are directed at pursuing opportunities of merit for the Company. It is the Company’s intention to pursue equity and debt financings in order to conduct its operations without interruption.

These financial statements do not reflect adjustments that would be necessary if the “going-concern” assumptions were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions.

If the “going-concern” assumptions were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

3. Significant accounting policies

(a) Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles and are stated in Canadian dollars.

3. Significant accounting policies (continued)

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and would impact future results of operations and cash flows.

(c) Mineral properties

The Company is engaged in the acquisition, exploration and, if warranted, the development of mineral properties. The mineral properties are recorded at cost. The costs relating to a property abandoned are written off when the decision to abandon is made.

The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property is sold or the Company’s mineral rights are allowed to lapse.

All capitalized costs are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount (as estimated by quantifiable evidence of an economic geological resource or reserve or by reference to option or joint venture expenditure commitments) or when, in the Company’s assessment, it will be unable to sell the property for an amount greater than the deferred costs, the property is written down for the impairment in value.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As such options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded at the time of the agreement. Option payments are recorded as property costs or recoveries when the payments are made or received.

Capitalized costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the applicable mineral rights are allowed to lapse.

(d) Earnings (loss) per share

Basic earnings (loss) per share is computed using the weighted average number of common  shares outstanding during the year.

Diluted earnings per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options and other instruments. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rates. Stock options and warrants that are anti-dilutive are not included in the calculation.

3. Significant accounting policies (continued)

(e) Foreign currency translation

The functional currency of the Company is the Canadian dollar. Amounts recorded in foreign currency are translated into Canadian dollars as follows:

(i)	Monetary assets and liabilities at the rate of exchange in effect as at the balance sheet date;

(ii)	Non-monetary assets and liabilities at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenues and expenses (excluding amortization, which is translated at the same rate as the related asset) at the average rate of exchange for the year.

Gains and losses arising from this translation of foreign currency are included in the determination of net income (loss) for the year.

(f) Marketable securities

Marketable securities are valued at the lower of cost and market at the balance sheet date.

(g)	Amortization

Property and equipment are recorded at cost. The Company amortizes its assets on a declining-balance basis as follows:

Furniture and equipment — 20%

(h) Stock-based compensation plans

Effective January 2004, the Company adopted the new requirements of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation cost on the granting of stock options to employees and directors, as the exercise price was equal to or greater than the market price at the date of the grants.

Options granted are accounted for using the fair value method where compensation expense is calculated using the Black-Scholes option pricing model.

(i)	Flow-through common shares

The Company finances its exploration programs through the issuance of flow-through common  shares. Income tax deductions relating to these expenditures are claimable only by the investors. Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.

3.	Significant accounting policies (continued)

(j)	Revenue recognition

The Company earns revenues from customers of Las Vegas from Home.com Entertainment Inc. (“Las Vegas”), a related company, in accordance with an agreement which entitles the Company to 40% of revenues that are generated by Las Vegas from certain online games. The Company recognizes these revenues as they are reported and received by Las Vegas.

(k) Income taxes

The Company follows the liability method based on the accounting recommendations for income taxes issued by the CICA. Under the liability method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted income tax rates at each balance sheet date. Future income tax assets can also result by applying unused loss carry-forwards and other deductions. The valuation of any future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

4.	Financial Instruments

(a) Fair value

The fair values of cash and term deposits, amounts receivable from related parties, accounts payable and accruals, and amounts payable to related parties approximate their carrying amounts because of their short term to maturity. The fair value of marketable securities approximate quoted market values, as disclosed in note 5.

(b) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c) Credit risk

The Company is not exposed to significant credit risk with respect to its cash and cash held on behalf of related party because the funds are held in a recognized financial institution.

(d) Market risk

The Company is exposed to significant market risk with respect to marketable securities from adverse fluctuations in their market value and in the event the marketable securities are delisted from public trading.

5.	Marketable Securities

	March 31	December 31
	2006	2005
Marketable securities (market values: March 31, 2006 — $580,906 December 31, 2005 — $580,628)	$389,943	$301,095

6.	Furniture and Equipment

				March 31	December 31
				2006	2005
			Accumulated	Net	Net
	Cost		Amortization	Book Value	Book Value

Furniture and	$		$	$	$
equipment		126,494	122,377	4,117	4,492

		$126,494	$122,377	$4,117	$4,492

7.	Mineral Property

On March 26, 2004, the Company entered into an Option Agreement with an arm’s length party (the “Optionor”) in respect to certain mineral claims, which are situated in the Kamloops Mining Division in the Province of British Columbia (the “Extra High Mineral Property”). Pursuant to the terms of the Option Agreement, the Company has the right to acquire a 100% interest in the Extra High Mineral Property, subject to a 11/2% net smelter returns royalty, by making staged cash payments totalling $150,000 and incurring exploration expenditures on the Extra High Mineral Property totalling $500,000 over a period of three years. Upon the Company earning a 100% interest in the Extra High Mineral Property, the Company may at any time purchase 50% of the net smelter returns royalty by paying to the Optionor the sum of $500,000 leaving the Optionor with a 0.75% net smelter returns royalty.

The $323,246 investment in the Extra High Mineral Property consists of $45,000 in cash payments made to the Optionor, $9,647 in respect to cash payments for staking, assessment and miscellaneous costs and, $268,599 of exploration expenditures incurred since acquisition.

The Company has a 100% interest in lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the Company wrote-off these mineral properties.

7.	Mineral Property (continued)

Investment in mineral property consists of costs incurred on the Extra High Property as follows:

	Cumulative to
	March 31	December 31
	2006	2005
Acquisition	$45,000	$45,000
Staking	3,639	3,639
Assessment and miscellaneous	6,008	6,008
Geological, geochemical, trenching
and drilling	268,599	236,692

Total	$323,246	$291,339

8.	Related Party Transactions

The Company shares office space and certain employees with Las Vegas from Home.com Entertainment Inc., (“Las Vegas”), a company related by common management, officers and certain directors.

	March 31	December 31		2005
	2006
Receivable for payroll expenses	$	$
charged to Las Vegas	—		19,293
Gaming revenue receivable from Las Vegas	98,011		41,805
Total (payable to)/receivable from related parties	$98,011		$61,098

(i)	For the three month period ended March 31, 2006, cash held on behalf of Las Vegas in the amount of $1,166 (2005: $535,199) is without interest and is payable on demand.

(ii)	As of January 1, 2005, the Company and Las Vegas do not have any inter-company related party transactions with regards to office expenses, loans, benefits and rent. Las Vegas invoices the Company, on a monthly basis, for a portion of the Rent and Office expenses incurred by Las Vegas. The Company invoices Las Vegas, on a monthly basis, for a portion of Salaries paid by the Company.

(iii)	Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $90,000 during the three month period ended March 31, 2006, (2005:$60,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company. The New Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

(iv)	The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

8. Related Party Transactions (continued)

(v)	During the year ended December 31, 2005, the Company entered into a Private Placement Financing Agreement with Colt Capital Corp. (“Colt”) a company related by common directors. The Company purchased 1,000,000 common shares in the capital of Colt at $0.01 per share for a total purchase price of $10,000. Colt is a reporting issuer in the Provinces of Alberta and British Columbia but its shares are not currently listed for trading on any stock exchange. During the three month period ended March 31, 2006, the Company purchased 1,500,000 common shares of Colt at $0.01 per share for a total purchase price of $15,000. As a result, the Company currently owns 2,500,000 common shares in the capital of Colt.

(vi)	On January 7, 2005, the Company acquired for investment purposes, 1,250,000 units of Las Vegas, a related party, at a price of $0.20 per unit. Each Las Vegas unit consists of one Las Vegas common share and one-half of one warrant. One whole warrant is required to purchase one Las Vegas common share at $0.25 per common share for a period of 24 months. The 1,250,000 Las Vegas units which had a hold period that expired on May 8, 2005, have been issued to the Company. During the three month period ended March 31, 2006, the Company exercised 300,000 warrants at $0.25 per common share for a total cost of $75,000. The Company may either increase or decrease its investment in Las Vegas in the future.

(vii)	On November 4, 2002, the Company entered into a Licensing Agreement with Las Vegas, a related company, for the joint development of certain gaming software consisting of three card games (the “three card games Software”), as a result of which, the three card games Software is equally owned by Las Vegas and the Company. Las Vegas is the operator of the three card games Software and markets the three card games. Las Vegas receives 60% of all revenues that are generated from the operation of the three card games Software and the Company receives 40%. The Company’s share of revenues from the three card games Software was $484,804 as of December 31, 2005. For the three month period ended March 31, 2006, the Company’s share of revenues from the three card games Software was $146,304 (2005: $102,360).

(viii)	The Company has hired the services of J.W. Murton & Associates to provide geological services. J.W. Murton & Associates is a private company owned by a Director of the Company. For the three month period ended March 31, 2006, the Company has paid the sum of $21,750 plus G.S.T. to J. W. Murton & Associates.

(ix)	On November 22, 2005, the Company entered into a Private Placement Flow-Through Share Financing Agreement with two Directors of the Company for the purchase of 37,500 units of the securities of the Company at a price of $2.00 per unit for total proceeds to the Company of $75,000. Each unit consists of one common share (the “flow-though shares”) of the Company which will be a “flow through share” pursuant to the provisions of Subsection 66(15) of the Income Tax Act (Canada) (the “ITA”) and one non-transferable common share purchase warrant (the “warrants”), each warrant entitling the holder to purchase one common share (the “flow through warrant shares”) for a period of twelve months at a price of $2.00 per flow through warrant share of the Company.

9.	Capital stock

(a)	Authorized : Unlimited number of common and preferred shares without par value of which there are no preferred shares issued

(b)	changes in issued capital stock:

	March 31, 2006			December 31, 2005
	Number			Number
	of Shares	Amount		of Shares	Amount
Balance beginning		$			$
of period	378,211		22,680,846	340,711		22,662,838
Future income tax recovery on renounced shares	—		—	—		(56,992)
Private placements	—		—	37,500		75,000
		$			$
Balance end of period	378,211		22,680,846	378,211		22,680,846

All common shares and per share amounts have been restated to give retroactive effect to the 35:1 share consolidation which took effect on January 17, 2005 (note 1).

(c) Warrants

At March 31, 2006, the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the following expiry dates.

	Exercise	Number of
Expiry Date	Price	Warrants*
July 20, 2005 or	$5.25
July 20, 2006	$7.00	28,571
December 30, 2006	$2.00	37,500
Balance, end of Period		66,071

* One warrant is required to purchase 1 (one) common share.

During 2005, the Company issued 37,500 flow-through share units of the securities of the Company to two directors at the purchase price of $2 per unit for total proceeds to the Company of $75,000. Each unit consists of one flow-through common share and one flow-through common share purchase warrant exercisable at $2.00 per share for a period of twelve months expiring on December 30, 2006.

9.	Capital Stock (continued)

(d) Stock options

The Company’s 2004 Stock Option Plan, which has replaced the Company’s former 2002 and 2003 Stock Option Plans reserves for granting to directors, officers, employees and consultants up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

The following summarizes the stock options that have been granted, exercised, cancelled and expired during the three month period ended March 31, 2006:-

Stock Options	Number of options **	Exercise price per
option $
Balance beginning of period	Nil	N/A

Options expired	-	N/A

Options granted	-	N/A

Options exercised	-	N/A

Options cancelled	-	N/A

Balance end of period	Nil	N/A

** One option is required to purchase 1 (one) common share.

As at March 31, 2006, there are no stock options which are outstanding.

The Company applies the fair value method using the Black-Scholes option pricing model in accounting for its stock options.

The fair value of each option grant is calculated using the following weighted average assumptions:

	2005	2004
Expected life (years)	N/A	1
Interest rate	N/A	3.00%
Volatility	N/A	239.39%
Dividend yield	N/A	0.00%

10. Commitments

(a)	Pursuant to the New Management Services Agreement dated November 1, 2001, as amended on August 14, 2003 and on July 1, 2005, the aggregate amount of payments made for Management Fees totaled $90,000 during the three month period ended March 31, 2006, (2005:$60,000) and was paid to Kalpakian Bros. of B.C. Ltd, (the “Manager”) the principals of which are Bedo H. Kalpakian and Jacob H. Kalpakian, both of whom are directors of the Company. The New Management Services Agreement expires in October, 2006 and is renewable on an annual basis.

(b)	The Company’s Board of Directors resolved effective as of July 1, 2005, to remunerate two independent Directors for an aggregate monthly amount of $2,501 plus G.S.T.

11.	Income Taxes

The Company has available approximate non-capital losses of $2,040,000 that may be carried forward to apply against future income for Canadian tax purposes. The losses expire as follows:

2006	$725,000

2007	452,000

2008	319,000

2009	440,000

2010	104,000

$2,040,000

The benefit of these losses has not been recorded in these financial statements.

Future income tax assets and liabilities are recognized for temporary differences between the carrying amounts of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense is:

	2005	2004
Income tax benefit computed at Canadian statutory rates	$64,372	$(97,340)
Amortization in excess of capital cost allowance	1,926	1,208
Gain on sale of securities	(24,734)	33,124
Share issuance and financing costs	(5,670)	7,095
Non-deductible stock-based compensation	0	55,582
Non-deductible write-down of investment	0	34,200
Utilized (unrecognized) tax losses	21,098	(33,869)

Future income tax benefit	$56,992	$0

11.	Income Taxes (continued)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2005	2004
Future income tax assets
Excess of undepreciated capital cost over net book value of fixed assets	$230,067	$243,200
Excess of unused exploration expenditures for Canadian tax purposes over net book value of resource properties	913,659	1,035,120
Net losses carried forward	726,764	1,024,480
Other	18,315	0

	1,888,805	2,302,800
Valuation allowance for future income tax assets	(1,888,805)	(2,302,800)

Future income tax assets, net	$0	$0

The valuation allowance reflects the Company’s estimate that the tax assets, more likely than not, will not be realized and consequently have not been recorded in these financial statements.

12. Subsequent Events

Subsequent to year end, the Company and Las Vegas determined that it would be in their best interests if the Company would sell its interest in the three card games Software to Las Vegas.

As the Company and Las Vegas have certain common directors and senior officers, both companies jointly appointed an independent third party, namely Evans & Evans Inc. of Vancouver, B.C. (“E&E”) to provide a valuation and fairness opinion in respect to the proposed transaction. Independent Board Committees for both companies were appointed to deal with all aspects of the proposed transaction.

E&E has completed and presented to both Bronx and Las Vegas its Fairness Opinion Letter and Valuation Report.

E&E’s Fairness Opinion Letter and Valuation Report has concluded that the proposed transaction would be fair, from a financial point of view, to the shareholders of both Bronx and Las Vegas if:-

1.	Bronx’s interest in the three card games Software is valued at $2,400,000; and

2.	Las Vegas is valued at CDN $33,500,000 or $0.36 per share.

Consequently, the Company entered into a Purchase and Novation Agreement with Las Vegas whereby the Company agreed to sell all its right, title and interest in and to the three card games Software to Las Vegas for a consideration of 6,670,000 fully paid and non-assessable common shares in the capital of Las Vegas (the “Purchase and Novation Agreement”). The Purchase and Novation Agreement received the approval of the TSX Venture Exchange on April 28, 2006. The closing of the transaction took place on May 5, 2006. As a result, Las Vegas has purchased Bronx’s 50% ownership interest and 40% revenue interest in the three card games Software for a consideration of 6,670,000 common shares of Las Vegas at a deemed price of $0.36 per share. The 6,670,000 common shares of Las Vegas have

12. Subsequent Events (continued)

been issued to Bronx and are restricted from trading until May 1, 2007. Concurrently, Bronx has transferred to Las Vegas all of Bronx’s right, title and interest in and to the three card games Software and all of Bronx’s revenue entitlement from the three card games Software.

Subsequent to the three month period ended March 31, 2006, the Company made a third cash payment of $45,000 to the Optionor, pursuant to the Option Agreement in respect to the Extra High Mineral Property.

Subsequent to the three month period ended March 31, 2006, the Company acquired 22 mineral tenures located in the Omineca Mining Division of British Columbia (the “Blunt Mountain Property”) for an acquisition cost of $3,973.83.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Bedo H. Kalpakian, President, C.E.O. and C.F.O. of Bronx Ventures Inc., certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Bronx Ventures Inc., (the issuer) for the interim period ending March 31, 2006;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: May 11, 2006.

“Bedo H. Kalpakian”

Bedo H. Kalpakian
President, C.E.O. & C.F.O.